Unilever PLC Unilever House 100 Victoria Embankment London EC4P 4BQ T: +44 (0)20 7822 5845 F: +44 (0)20 7822 6096
Jean-Marc Huët Chief Financial Officer jean-marc.huët@unilever.com

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

18 July 2013

Dear Mr Decker,

Unilever N.V. and Unilever PLC comment letter

Thank you for your letter dated 10 July 2013 containing your comments in relation to your review of our filings dated 8 March 2013.

Please find attached from Cravath, Swaine and Moore LLP, our responses to your comments. If you so require, representatives of the Unilever Group and Cravath, Swaine and Moore LLP would be happy to discuss this with you further.

I hope you find that the response addresses your comments satisfactorily and look forward to an early closure of the points raised.

Yours sincerely,

/s/Jean-Marc Huët

Jean-Marc Huët

Chief Financial Officer

(212) 474-1930

July 18, 2013

Unilever N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
Form 6-K
Filed March 8, 2013
File No. 1-4547

Unilever PLC
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
Form 6-K
Filed March 8, 2013
File No. 1-4546

Dear Mr. Decker:

Set forth below are the responses of our clients, Unilever N.V. and Unilever PLC (collectively, the “Unilever Group”), to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Unilever Group’s Form 20-F for the year ended December 31, 2012 filed on March 8, 2013 (the “20-F”), and the Unilever Group’s Form 6-K filed on March 8, 2013 (the “6-K”), which were delivered in your letter to the Unilever Group dated July 10, 2013.  These responses have been provided to us by management of the Unilever Group and are being transmitted by us to you on their behalf.  We set forth below first the Staff’s comments in italics and follow with the Unilever Group’s responses.  All page number references in the responses below are to the page numbers in the Annual Report & Accounts filed as an Exhibit to the 6-K.  All instances of the words “we” or “our” in the following responses refer to the Unilever Group.

General

1.
Please tell us about your contacts with Syria, Sudan and Cuba since your letter to us dated August 23, 2010.  We note Forms 6-K filed in 2011, 2012 and 2013 stating that you receive revenues from Syria, Sudan and Cuba, and we note that your website lists Syria and Sudan in the section on your business in the Middle East.  As you know, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements.  Your response should describe any products, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

As disclosed in the 20-F, the Unilever Group is one of the world’s leading suppliers of consumer goods in the foods, home and personal care product categories and sells these products in nearly all countries throughout the world.  The 20-F discloses various financial information, including turnover and operating profit and assets, on a category segment basis (Personal Care, Foods, Refreshment and Home Care) and also on a geographic basis (Asia/Africa, Middle East and Turkey/Russia, Ukraine and Belarus, The Americas, and Europe).  Other than with regard to the home countries of the Unilever Group (the United Kingdom and The Netherlands) and the United States, the Unilever Group does not generally disclose financial information on a country-specific basis.  The 20-F further discloses that the Unilever Group has revenues from operations in Syria, Sudan and Cuba.

As described in our letter to the Staff dated August 23, 2010, the Unilever Group did not have material business operations in Syria, Sudan or Cuba at that time.  As described in more detail below, management of the Unilever Group believes that the Unilever Group has not since that time established, and does not currently have, material business operations or sales in Syria, Sudan or Cuba.  Its business operations and sales in each of these countries relates to the marketing and sale of certain of its products, all of which are consumer goods in the foods, home or personal care product categories.  As described below, the aggregate total revenues attributable to these three countries was less than 0.2% of the Unilever Group’s turnover during all periods presented.  Due to the immateriality of its operations and turnover in Syria, Sudan and Cuba from a financial standpoint and the fact that the products which the Unilever Group markets and sells in these countries are all consumer goods products, the Unilever Group does not believe that these activities would be deemed material by a reasonable investor.

Syria:

The Unilever Group does not have a legal entity based in Syria and currently generates sales in Syria solely through a single third-party distributor.  To the knowledge of management of the Unilever Group, no third party distributor working with the Unilever Group is owned or controlled by the Syrian government.

For the years ended December 31, 2010, 2011 and 2012 and the six month period ending June 30, 2013, turnover attributable to operations in Syria amounted to approximately €21.3 million, €11.3 million, €2.8 million and €2.0 million, respectively.  For the periods in question, the Unilever Group’s turnover from its Syrian distributorship amounted to less than 0.1% of the Unilever Group’s total turnover.

The Unilever Group rents a small office space in the premises of its third-party distributor in Syria and has a team of 1 manager (based in Lebanon) and 5 staff persons supporting its operations in Syria.  Of these, 2 individuals have an employment contract with a subsidiary of the Unilever Group and 4 individuals are contracted from a third-party on behalf of a subsidiary of the Unilever Group by the third-party distributor in Syria.

The Unilever Group does not have any agreements, commercial arrangements or other contracts with the government of Syria or, to the knowledge of management of the Unilever Group, with entities controlled by the government, except with respect to anti-counterfeiting training.  However, the applicable subsidiary of the Unilever Group and/or the third party distributor make tax, utility and other ordinary course payments incident to doing business in Syria.  These payments are made to the government of Syria and/or entities controlled by the government of Syria.

Sudan:

The Unilever Group does not have a legal entity based in Sudan and currently generates sales in Sudan through two third-party distributors.  To the knowledge of management of the Unilever Group, no third party distributor working with the Unilever Group is owned or controlled by the Sudanese government.

For the years ended December 31, 2010, 2011 and 2012 and the six month period ending June 30, 2013, turnover attributable to operations in Sudan amounted to approximately €17.9 million, €22.7 million, €21.8 million and €8.7 million, respectively.  For the periods in question, the Unilever Group’s turnover from its Sudanese distributorship amounted to less than 0.1% of the Unilever Group’s total turnover.

The Unilever Group rents a small office space in the premises of its third-party distributor in Sudan and has a team of 1 manager and 10 staff persons supporting its operations in Sudan.  Of these, 6 individuals have an employment contract with a subsidiary of the Unilever Group and 5 individuals are contracted from a third-party on behalf of a subsidiary of the Unilever Group by one of its third-party distributors in Sudan.

The Unilever Group does not have any agreements, commercial arrangements or other contracts with the government of Sudan or, to the knowledge of management of the Unilever Group, with entities controlled by the government, except a memorandum of understanding executed in order to aid the Sudanese Customs agency in its anti-counterfeiting efforts.  However, the applicable subsidiary of the Unilever Group and/or the third party distributors make tax, utility and other ordinary course payments incident to doing business in Sudan.  These payments are made to the government of Sudan and/or entities controlled by the government of Sudan.

Cuba:

The Unilever Group does not have a legal entity based in Cuba and has historically generated sales in Cuba through an arrangement with a state-owned manufacturing company, the operating and financial terms of which were analogous to a 50/50 equity joint venture.  This arrangement concluded in January 2012 and is in the process of being liquidated.  The Unilever Group is currently discussing alternative arrangements with the government of Cuba, but the Unilever Group does not expect that any such arrangements will have a material impact on the Unilever Group.

For the years ended December 31, 2010, 2011 and 2012 and the six month period ended June 30, 2013, turnover attributable to operations in Cuba amounted to approximately €12.9 million, €11.9 million, €4.1 million and €0.0 million, respectively, total assets were approximately €17.1 million, €18.7 million, €10.9 million and €10.2 million, respectively and total liabilities were approximately €13.0 million, €17.0 million, €10.7 million and €9.8 million, respectively.  For the periods in question, the Unilever Group’s turnover from its Cuban operations amounted to less than 0.1% of the Unilever Group’s total turnover, the total assets of its Cuban operations amounted to less than 0.1% of the Unilever Group’s total assets and the total liabilities of its Cuban operations amounted to less than 0.1% of the Unilever Group’s total liabilities.

The Unilever Group does not have a facility in Cuba and one of its subsidiaries employs two individuals in the country.

With the exception of the arrangements described above, the Unilever Group does not have any agreements, commercial arrangements or other contracts with the government of Cuba or, to the knowledge of management of the Unilever Group, with entities controlled by the government.  However, the applicable subsidiary of the Unilever Group has directly or via the arrangement with the state-owned manufacturing company made tax, utility and other ordinary course payments incident to doing business in Cuba.  These payments are made to the government of Cuba and/or entities controlled by the government of Cuba.

2.
Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

In determining that the Unilever Group’s contacts with Syria, Sudan and Cuba are not material individually or in the aggregate, in addition to the quantitative and qualitative factors discussed above, management of the Unilever Group has considered other qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon the Unilever Group’s reputation and share value, and whether such contacts constitute a material investment risk for the Unilever Group’s security holders. The primary qualitative factors considered by management of the Unilever Group were:

●
the nature of the products sold by the Unilever Group – all such products are consumer goods in the foods, home and personal care product categories, which are generally used by individuals in their day-to-day lives for personal matters;

●
the Unilever Group’s 20-F discloses that the Unilever Group has operations in Syria, Sudan and Cuba and that it sells products in nearly all countries throughout the world, and thus investors, consumers and analysts are aware that the Unilever Group has operations in Syria, Sudan and Cuba and might have operations in other countries identified as state sponsors of terrorism;

●
Syria, Sudan and Cuba are generally emerging economies with limited resources, where individuals residing in such nations may have difficulty obtaining food, home and personal care products of the type that the Unilever Group sells in such countries, and the sale of such products to such individuals could improve the quality of their lives and thus be looked upon favorably by investors, consumers and analysts;

●
certain investors have preferences or policies, and certain U.S. states have adopted regulations, regarding investing in companies who do business in countries identified as state sponsors of terrorism and that these preferences, policies or regulations may discourage or restrict investment in the Unilever Group;

●
certain investors have views that diverge from the preferences, policies or regulations referred to above, and such investors may not be discouraged or restricted from investments in the Unilever Group;

●	the lack of any U.S. entity of the Unilever Group having a presence in, or being a party to any distributor arrangement involving, Syria, Sudan or Cuba;

●
the Unilever Group’s operations in Syria, Sudan and Cuba are limited, not only from a quantitative point of view, but also in scope in that the Unilever Group has limited or no operations in those countries compared to its operations in other parts of the world;

●	any income generated for the Cuban government through its arrangement with the Unilever Group is de minimis in relation to the gross national product of such country;

●	to its knowledge, the Unilever Group is in compliance with applicable U.S. laws and government regulations as they relate to Syria, Sudan and Cuba; and

●
employees of the Unilever Group certify annually to compliance with the Unilever Code of Business Principles, which states, among other things, that Unilever companies and their employees are required to comply with the laws and regulations of the countries in which they operate.

Based on the foregoing, as well as the quantitative immateriality of the de minimis amount of revenues derived from Syria, Sudan and Cuba as discussed above, the Unilever Group believes that its contacts with these countries are not material and do not pose material investment, financial, reputational or share value risk.

3.           Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

The Unilever Group acknowledges the Staff’s comment.  Where a comment below requests that additional disclosure or other revision be made, this letter includes a draft of the disclosure or revision within the applicable response.  The Unilever Group confirms it will include such disclosure or revision in its future filings, including filings on Form 6-K, as applicable, consistent with the responses outlined below.

Form 20-F for the Year Ended December 31, 2012

Item 3.  Key Information, page 3

4.           Please disclose or include in an exhibit to your filing the figures used to calculate the ratios of earnings to fixed charges.  Refer to Instruction 3 of Item 503(d) of Regulation S-K.

Response:

The Unilever Group acknowledges the Staff’s comment and will provide in future Form 20-F filings an exhibit that includes the required information.  The Unilever Group expects that the exhibit would be substantially in the following form:

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates;  (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

Unaudited computation of ratio of earnings to fixed charges

	2012	2011	2010	2009	2008
	€ million	€ million	€ million	€ million	€ million
Earnings
Net profit	4,948	4,623	4,598	3,659	5,285
Add: Taxation	1,735	1,622	1,534	1,257	1,844
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(105)	(113)	(111)	(115)	(131)
Add: Dividend income receivable from joint ventures and associates	119	111	141	177	224
Add: Fixed charges	712	691	634	640	672
	7,409	6,934	6,796	5,618	7,894
Fixed charges
Finance costs	526	540	480	483	509
Add: One-third of lease costs	186	151	154	157	163
	712	691	634	640	672

	ratio	ratio	ratio	ratio	ratio
Ratio	10.4	10.0	10.7	8.8	11.7

Item 5.  Operating and Financial Review and Prospects

Non-GAAP Measures, page 11

5.
Please also provide reconciliations from your non-GAAP measures presented on page 3 to the most directly comparable GAAP measures for the years ended December 31, 2009 and December 31, 2008.  Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will include reconciliations for its non-GAAP measures to the most directly comparable GAAP measures for the five prior fiscal years.  The reconciliations for years ended December 31, 2009 and December 31, 2008 are set forth below and will be filed on an appropriate Form 6-K or in the 2013 Form 20-F, as applicable.

Underlying sales growth	2009 vs 2008	2008 vs 2007

Underlying sales growth (%)	3.5	7.4
Effect of acquisitions (%)	0.6	0.4
Effect of disposals (%)	(3.0)	(1.8)
Effect of exchange rates (%)	(2.7)	(4.8)
Turnover growth (%)	(1.7)	0.8

Underlying volume growth	2009 vs 2008	2008 vs 2007

Underlying volume growth (%)	2.3	0.1
Effect of price changes (%)	1.2	7.2
Underlying sales growth (%)	3.5	7.4

Free cash flow	€ million 2009	€ million 2008

Net profit	3,659	5,285
Taxation	1,257	1,844
Share of net profit of joint ventures/associates
and other income from non-current investments	(489)	(219)
Net finance cost	593	257
Depreciation, amortisation and impairment	1,032	1,003
Changes in working capital	1,701	(161)
Pensions and similar provisions less payments	(1,028)	(502)
Restructuring and other provisions less payments	(258)	(62)
Elimination of (profits)/losses on disposals	13	(2,259)
Non-cash charge for share-based compensation	195	125
Other adjustments	58	15

Cash flow from operating activities	6,733	5,326

Income tax paid	(959)	(1,455)
Net capital expenditure	(1,258)	(1,099)
Net interest and preference dividends paid	(444)	(382)
Free cash flow	4,072	2,390

Core operating margin	€ million 2009	€ million 2008
Operating profit	5,020	7,167
Acquisition and disposal related cost	11	-
(Gain)/loss on disposal of group companies	(4)	(2,190)
Impairments and other one-off items	(25)	53
Core operating profit	5,002	5,030
Turnover	39,823	40,523
Operating margin	12.6%	17.7%
Core operating margin	12.6%	12.4%

Net debt	€ million 2009	€ million 2008

Total financial liabilities	(9,971)	(11,205)

Financial liabilities due within one year	(2,279)	(4,842)
Financial liabilities due after one year	(7,692)	(6,363)

Cash and cash equivalents as per balance sheet	2,642	2,561

Cash and cash equivalents as per cash flow statement	2,397	2,360
Add bank overdrafts deducted therein	245	201

Financial assets	972	632

Net debt	(6,357)	(8,012)

6.
In your reconciliations of underlying sales growth to turnover growth, please disclose why the sum of the underlying sales growth percentage, effect of acquisitions percentage, effect of disposals percentage, and effect of exchange rates percentage would not equal the total turnover growth percentage.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will explain why the sum of underlying sales growth percentage, effect of acquisitions percentage, effect of disposals percentage and effect of exchange rates percentage does not equal the total turnover growth percentage in its reconciliation of underlying sales growth to turnover growth substantially in the manner set forth below.

“Turnover growth expressed as a percentage in any period represents the percentage increase (decrease) in turnover from period-to-period measured by underlying sales growth percentage multiplied by the percentage effect of acquisitions, disposals and exchange rates on a compound basis.”

7.
Please provide more detailed disclosures regarding how you determine your underlying sales and volume growth.  For example, please clarify when acquisitions are first reflected in your computation of these percentages.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will provide more detailed disclosure regarding how it determines its underlying sales and volume growth substantially in the manner set forth below.

“Underlying Sales Growth” or “USG” means, for the applicable period, the increase in turnover in such period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency.  Acquisitions and disposals are excluded for a period of 12 calendar months from the closing date of such acquisition or disposal, except for the turnover attributable to acquired brands that are launched in countries in which the acquired brands were not previously sold prior to the 12-month anniversary of the acquisition, which amounts are included in USG from the date of launch of such brands.

“Underlying Volume Growth” or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period.  UVG therefore excludes any impact to USG due to changes in prices.”

Item 18.  Financial Statements

Guarantor Statements, page 24

8.	Please disclose, if true, that the issuer and all subsidiary guarantors are 100% owned by the parent company guarantors. Refer to Rule 3-10(d)(1) of Regulation S-X.

Response:

In response to the Staff’s comment, the Unilever Group confirms that UCC (the issuer) and UNUS (the only subsidiary guarantor) are each 100% owned by the Unilever Group (the parent company guarantors).  The Unilever Group proposes to make the following additional disclosure in the lead-in to the Guarantor statements included in its future filings:

“UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below).”

Form 6-K Filed March 8, 2013

General

9.	Please address the above comments in your Form 6-K, as applicable.

Response:

The Unilever Group acknowledges the Staff’s comment and will comply with this request by including information responsive to comments 6, 7, 10, 11, 17, 18 and 19 in the Form 6-K disclosing the Unilever Group’s half-yearly results and otherwise as appropriate.

Non-GAAP Measures

Free Cash Flow (FCF), page 34

10.
Please ensure that you discuss all of the material limitations of your measurement of free cash flow.  For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow.  Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

Please see response to comment 11 below.

11.
You indicate that you do not use free cash flow as a liquidity measure.  In light of this, please further explain in your disclosures the reasons why you believe the presentation of this non-GAAP measure provides useful information to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will discuss the material limitations of its measurement of free cash flow and it will further explain the reasons why it believes that the presentation of free cash flow provides useful information to investors substantially in the manner set forth below.

“Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid.  It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF.  Although we do not consider FCF as a liquidity measure, we believe that this measure is useful to investors because it is a measure of cash available for distribution amongst all security holders of the Unilever Group or to fund our strategic initiatives, including acquisitions, if any.”

Financial Review 2012, page 28

12.
In your consolidated and segment discussions of operating profit and core operating margin, please expand your discussion to specifically address gross profit or any components of selling and administrative expenses which materially impacted your operating profit from period to period.  For example, your disclosures on page 94 indicate that there was a 946 million Euros increase in staff costs from 2011 to 2012 and a 1.7 billion Euros increase in amortization of finite-life intangible assets and software from 2011 to 2012 compared to an increase in operating profit of 556 million from 2011 to 2012.  In addition to quantifying the impact of factors that materially impacted your results, please discuss the underlying business reasons for the factors.  For example, in your segment discussions of underlying sales and volume growth, you should identify any products which were in higher demand during the period compared to the prior period as well as discuss what led to the higher demand.  Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will expand its consolidated discussion of operating profit and core operating margin to specifically address gross profit or any components of selling and administrative expenses that materially impact its operating profit from period-to-period.  In this regard, the Unilever Group notes that the €1.7 billion increase on page 94 refers to costs of raw and packaging materials and goods purchased for resale rather than amortization of finite-life intangible assets and software.  The Unilever Group understands the Staff’s comment with respect to expanding its segment disclosures, however, the Unilever Group respectfully advises the Staff that it believes all material information has already been disclosed.  For the period-to-period comparison of 2012 to 2011, the Unilever Group will provide the following additional disclosure related to its consolidated results.

“Costs of raw and packaging materials and goods purchased for resale increased by €1.7 billion, driven in part by increased business volume, input costs and adverse currency changes, partly offset by material cost savings during the year.  Despite this, gross margin improved by 0.1% to 40.0% at constant exchange rates, caused by higher selling prices and the benefit from customers buying products with higher margins.

Staff costs increased by €0.9 billion as a result of salary inflation, particularly in emerging markets, higher pensions charge as a result of one-off credits taken in the prior year and higher bonuses.

Advertising and promotional expenses increased by €470 million at constant exchange rates, €694 million including the impact of movements in currencies, as we continue to invest behind our brands.

The impact of input costs and investment in advertising and promotional expenses are discussed further in our segmental disclosures, which also provide additional details on the impact of brands, products and subcategories on driving top line growth.”

13.
The Chief Executive Officer’s Review on page 4 and other disclosures in the filing refer to increases in commodity costs.  Please discuss the impact of these increases on your financial results as well as the expected impact of recent trends in these commodity costs on your future financial results.  Your discussion should address the particular commodities that you heavily rely on with the corresponding segments that rely on these commodities.  Please also discuss if you attempt to minimize the impact of these commodity price changes using financial instruments.  Refer to Item 5(d) of the Form 20-F.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in future filings it will specifically address the impact of commodity costs.  With respect to 2012, the Unilever Group will provide the following additional disclosures.

“During 2012, the Unilever Group faced cost inflation of over €1.5 billion.  The Unilever Group actively manages such inflation through concerted efforts on pricing, cost savings in materials, logistics and driving conversion cost efficiencies.  Accordingly, despite cost increases, the Unilever Group was able to improve its gross margin by 10bps during 2012.  Specifically, gross margin was protected in three of our four categories.  In our Foods category, the impact of high vegetable oil prices was not fully recovered as described in our gross margin references on pages 30 and 31.

Part of our commodity risk is hedged using a combination of physical contracts as well as derivatives (futures and options).  As of December 31, 2012, the Unilever Group had hedged its exposure to future commodity purchases with commodity derivatives in the amount of €504 million.”

Finance and Liquidity, page 32

14.	Given your significant foreign operations, please enhance your liquidity disclosures to address the following:

●
Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to the total amount of cash and short-term investments held by the parent entities and their domestic subsidiaries;

●	Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

●	Disclose, if true, that you do not intend to repatriate these amounts; and

●
Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 5(b) of the Form 20-F.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will disclose the information requested by the comment substantially as set forth below.

“Approximately €1.4 billion (or 56%) of the Unilever Group’s cash balances are held in foreign subsidiaries.  We generally repatriate distributable reserves from our subsidiaries on a regular basis, but the decision whether to repatriate from any particular country in any year remains within our control.  In the majority of countries we are able to repatriate funds to Unilever N.V. and Unilever PLC through dividends free of tax.  In a few countries, such as Argentina, Venezuela and Vietnam, we face cross-border foreign exchange controls or delays in obtaining approval for remitting distributable reserves.  The amount of cash held in all countries in which we face cross-border foreign exchange controls or delays in obtaining approval for remitting distributable reserves is immaterial in relation to the Unilever Group’s overall cash balances and cash flow from operations (less than €250 million in all periods).”

Cash Flow, page 33

15.
Please expand your disclosures related to net cash flow from operating activities to discuss the underlying reasons for changes in your working capital components, including inventories as well as trade payables and other liabilities.  Please also discuss your consideration of your negative working capital in assessing your current financial and liquidity position.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will disclose the information requested by the comment substantially as set forth below.

“Net cash flow from operating activities for the year ended December 31, 2012 increased by €1.4 billion over the previous year.  The chief contributors were an increase in operating profit of €0.6 billion and an all-round improvement in working capital.  The Unilever Group derives beneficial cash flows from its negative working capital position, which is driven by concerted management actions across the supply chain.  In particular, better forecasting and planning processes led to lower inventories of €0.2 billion, while focused efforts on collections and managing credit limits lowered receivables by €0.4 billion and mutually beneficial terms negotiated with strategic vendors resulted in higher payables of €0.4 billion.  Accordingly, management of the Unilever Group believes that the Unilever Group’s negative working capital is indicative of careful attention to maintaining a strong financial and liquidity position.”

Financial Statements

Consolidated Balance Sheet, page 88

16.
For purposes of the cash flow statement, the cash and cash equivalents amounts include bank overdrafts.  Please help us understand what consideration you gave as to whether the cash and cash equivalents amounts on your consolidated balance sheet should also correspondingly include these bank overdraft amounts.  Refer to IAS 7.8.

Response:

The Unilever Group advises the Staff that we consider the balance sheet and cash flow statement presentation of cash and cash equivalents at each reporting period.

For the purposes of the balance sheet, bank overdrafts are a financial liability as defined by IAS 32.11.  Because IAS 32.42 states that financial assets and liabilities must not be offset unless an entity has a legally enforceable right to set off and intends to settle on a net basis, we have concluded that bank overdrafts should not be included with cash and cash equivalents.

For the purposes of the cash flow statement, we have reviewed our borrowings and recorded those overdrafts that are an integral part of our cash management within cash and cash equivalents, as required by IAS 7.8.  The table on page 122 was included to assist a reader’s understanding of this difference.

Consolidated Statement of Comprehensive Income, page 87

17.
Pursuant to IAS 1.82A, please revise your presentation to group items into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss; and (b) will be reclassified subsequently to profit or loss when specific conditions are met.

Response:

The Unilever Group advises the Staff that, as stated within IAS 1.139J, paragraph 82A is applicable for annual reporting periods beginning on or after July 1, 2012.  The Unilever Group’s annual reporting period begins on January 1 of each year and we will therefore group these items in our 2013 Form 6-Ks, including the one to be filed on or about July 25, 2013.

Consolidated Statement of Changes in Equity, page 87

18.
We remind you that the information in IAS 1.106 should be provided in your statement of changes in equity.  This includes a reconciliation between the carrying amount at the beginning and the end of the period for each component of equity.  Please revise your presentation as necessary.  Please also refer to IAS 1.108 for what should be considered a component.  Please also provide an analysis of each comprehensive income item in the statement or in the notes to the financial statements as required by IAS 1.106A.

Response:

The Unilever Group acknowledges the Staff’s comment and confirms that in its future filings it will disclose the information requested by the comment substantially as set forth below.

Consolidated statement of changes in equity	€ million Called up share capital	€ million Share premium account	€ million Other reserves	€ million Retained profit	€ million Total	€ million Non- controlling interests	€ million Total equity

1 January 2010	484	131	(5,900)	17,350	12,065	471	12,536
Profit or loss	–	–	–	4,244	4,244	354	4,598
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	43	–	43	–	43
Actuarial gains/(losses) on pension schemes	–	–	–	105	105	–	105
Currency retranslation gains/(losses)	–	–	422	(20)	402	58	460
Total comprehensive income	–	–	465	4,329	4,794	412	5,206
Dividends on ordinary capital	–	–	–	(2,309)	(2,309)	–	(2,309)
Movements in treasury stock(a)	–	–	28	(154)	(126)	–	(126)
Share-based payment credit(b)	–	–	–	144	144	–	144
Dividends paid to non-controlling interests	–	–	–	–	–	(289	(289)
Currency retranslation gains/(losses) net of tax	–	3	–	–	3	(1)	2
Other movements in equity	–	–	1	(87)	(86)	–	(86)
31 December 2010	484	134	(5,406)	19,273	14,485	593	15,078
Profit or loss	–	–	–	4,252	4,252	371	4,623
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	(168)	–	(168)	–	(168)
Actuarial gains/(losses) on pension schemes	–	–	–	(1,243)	(1,243)	–	(1,243)
Currency retranslation gains/(losses)	–	–	(569)	(77)	(646)	(57)	(703)
Total comprehensive income	–	–	(737)	2,932	2,195	314	2,509
Dividends on ordinary capital	–	–	–	(2,487)	(2,487)	–	(2,487)
Movements in treasury stock(a)	–	–	138	(90)	48	–	48
Share-based payment credit(b)	–	–	–	105	105	–	105
Dividends paid to non-controlling interests	–	–	–	–	–	(288)	(288)
Currency retranslation gains/(losses) net of tax	–	3	–	–	3	(4)	(1)
Other movements in equity	–	–	1	(57)	(56)	13	(43)

31 December 2011	484	137	(6,004)	19,676	14,293	628	14,921
Profit or loss	–	–	–	4,480	4,480	468	4,948
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	(125)	–	(125)	–	(125)
Actuarial gains/(losses) on pension schemes	–	–	–	(644)	(644)	–	(644)
Currency retranslation gains/(losses)	–	–	(249)	(43)	(292)	(24)	(316)
Total comprehensive income	–	–	(374)	3,793	3,419	444	3,863
Dividends on ordinary capital	–	–	–	(2,696)	(2,696)	–	(2,696)
Movements in treasury stock(a)	–	–	182	(130)	52	–	52
Share-based payment credit(b)	–	–	–	153	153	–	153
Dividends paid to non-controlling interests	–	–	–	–	–	(464)	(464)
Currency retranslation gains/(losses) net of tax	–	3	(1)	–	2	(4)	(2)
Other movements in equity	–	–	1	(65)	(64)	(47)	(111)

31 December 2012	484	140	(6,196)	20,731	15,159	557	15,716

(a)
Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

Notes to the Financial Statements

Note 2. Segment Information, page 92

19.
Please help us better understand whether operating profit or core operating profit represents your measure of segment profit or loss pursuant to IFRS 8.26.  Please ensure that you present and discuss this measure of segment profit or loss in your segment financial overview discussion beginning on page 30.  In this regard, we note that in your segment financial overview section, you only discuss the core operating margin percentage for each segment.

Response:

The Unilever Group advises the Staff that core operating profit represents its measure of segment profit or loss pursuant to IFRS 8.26, and that it will discuss this measure of segment profit or loss in its segment financial overview in future filings substantially as set forth below.

“Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments.  Core operating profit is calculated as turnover multiplied by core operating margin.”

20.
Please expand your disclosures to provide the amount of each segment’s assets and liabilities along with reconciliations to the total group amounts.  Alternatively, please disclose why you have not provided these disclosures.  Refer to IFRS 8.21 and 23.

Response:

The Unilever Group advises the Staff that it has not disclosed segment assets and liabilities because its chief operating decision-maker does not receive or review these items.  Accordingly, disclosure is not required by IFRS 8.21 and 23.  The Unilever Group proposes to include a statement to that effect in its future filings substantially as set forth below.

“Segment assets and liabilities are not provided because they are not received or reviewed by our chief operating decision-maker.”

21.
Please provide the disclosures required by IFRS 8.27, including the nature of any differences between the measurements of the segment amounts compared to the total group amounts as well as the information about major customers required by IFRS 8.34.

Response:

The Unilever Group advises the Staff that it believes it has provided all the material information required by IFRS 8.27.  In particular, transactions between the Unilever Group’s reportable segments are on an arm’s length basis and management of the Unilever Group believes those terms are substantially equivalent to the terms that could be obtained from a third party; the reconciliations of segment core operating profit to operating profit describe the differences in profit or loss measures reported; assets and liabilities are not reported for the reason noted in our response to comment 20 above; there are not any changes in the measurement methods used and there are not any asymmetrical allocations requiring disclosure under IFRS 8.27.

Additionally, management of the Unilever Group has confirmed that the Unilever Group does not receive 10% or more of its turnover from transactions with any single external customer.  Accordingly, the Unilever Group does not have any major customers for which disclosure is required under IFRS 8.34.  The Unilever Group proposes to include a statement to that effect in its future filings substantially as set forth below.

“The Unilever Group is not reliant on revenues from transactions with any single external customer and does not receive 10% or more of its revenues from transactions with any single external customer.”

Note 7.  Combined Earnings Per Share, page 105

22.
Your disclosures at the top of page 102 indicate that shares held by employee trusts and companies may have dividend rights.  Your disclosures on page 51 indicate that the special shares which will be convertible into PLC ordinary shares in 2038 also have rights to dividends in specified circumstances.  In this regard, please tell us what consideration you gave as to whether these shares should be participating equity instruments pursuant to IAS 33.A13 and A14.

Response:

The Unilever Group advises the Staff that it has considered whether these shares should be participating equity instruments.

In relation to the employee trusts, these entities are consolidated within the Unilever Group financial statements.  As shown in the earnings per share disclosures on page 105, the Unilever Group shares held by trusts are shown as treasury shares and deducted in determining the combined average number of share units.  Dividends between group companies are also eliminated on consolidation, as required by IAS 27.  On this basis, we have concluded that the shares are not participating equity instruments.

In relation to the special shares which will be convertible into Unilever PLC ordinary shares in 2038, these shares have rights to dividends only from 2038.  If they are converted into ordinary shares after such date they will receive dividends in line with the other Unilever PLC ordinary shares.  If they are not converted, they have the right from January 1, 2039 to dividends equal to dividends payable on an equivalent holding in Unilever PLC and no dividends are payable until that date.  The dividend rights would be from January 1, 2039 on the equivalent of 70,875,000 shares in Unilever PLC.  On this basis, we concluded that there is no effect in calculating earnings per share in applying the guidance in IAS33.A14(a) due to no participating feature in the periods presented.

23.
Please disclose instruments that could potentially dilute basic earnings per share amounts in the future that were not included in the calculation of dilutive earnings per share because they were antidilutive.  Refer to IAS 33.70(c).

Response:

The Unilever Group advises the Staff that there are not any instruments that could potentially dilute basic earnings per share amounts in the future that were not included in the calculation of dilutive earnings per share because they were antidilutive and therefore it has met the requirements of IAS 33.70(c).

Note 16C. Derivatives and Hedging, page 120

24.	Please disclose the amounts reclassified from equity to profit or loss for each period presented as well as the corresponding amounts included in each line item. Refer to IFRS 7.23(d).

Response:

The Unilever Group advises the Staff that the amounts reclassified from equity to profit or loss for each period presented are immaterial (not in excess of €50 million in any period presented).  If in future years the amount would be material, the Unilever Group would include the amount reclassified.

Note 20.  Commitments and Contingencies, page 125

Legal Proceedings

Tax Case in Brazil, page 126

25.
You believe that the likelihood of a successful challenge by the tax authorities is remote.  Please expand your disclosures to clarify how these contingencies relate to the disputed indirect tax provision amounts disclosed on page 124.  Given that you have determined the likelihood of a successful challenge by the tax authorities to be remote, please clarify why a provision would be recognized pursuant to IAS 37.14.

Response:

The Unilever Group advises the Staff that the disputed indirect tax provision amounts disclosed on page 124 are not related to the tax case in Brazil described on page 126.  The tax provisions relate to uncertainty regarding the applicability of certain indirect taxes in Brazil, some of which are likely to result in an outflow of resources, whereas the tax case relates to our corporate reorganization in Brazil during 2001, where we do not believe it is probable that an outflow of resources will be required.

*           *           *

Please be advised that the Unilever Group hereby acknowledges that:

●           the Unilever Group is responsible for the adequacy and accuracy of the disclosure in the filing;

●           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●           the Unilever Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and representatives of the Unilever Group would be happy to discuss any of the matters addressed by this letter.  Please feel free to contact LizabethAnn R. Eisen at 212-474-1930 to arrange any follow up discussions.

Very truly yours, /s/ LizabethAnn R. Eisen
LizabethAnn R. Eisen

Mr. Rufus Decker
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Copies to:

Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London
EC4Y 0DY
United Kingdom

Tonia Lovell, Esq.
Group Secretary
Unilever PLC
Unilever House, 100 Victoria Embankment
London
EC4Y 0DY
United Kingdom

David A. Schwartz, Esq.
Associate General Counsel – Corporate and Transactions
Unilever United States, Inc.
800 Sylvan Avenue
Englewood Cliffs, NJ  07632

Mr. John Baker
PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH
United Kingdom

Mr. Peter van Mierlo
PricewaterhouseCoopers N.V.
Thomas R. Malthusstraat 5
1066 JR Amsterdam
P.O. Box 90357
1006 BJ Amsterdam
The Netherlands